UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Empowerment & Inclusion Capital I Corp.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

29248N100

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. 29248N100	Page 1 of 6 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons The PNC Financial Services Group, Inc. 25-1435979
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 3,777,750
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 3,777,750
	8)	Shared Dispositive Power -0-

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,777,750
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 10.95
12)	Type of Reporting Person (See Instructions) HC

CUSIP No. 29248N100	Page 2 of 6 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Investment Capital Corp. 85-2506595
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 3,777,750
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 3,777,750
	8)	Shared Dispositive Power -0-

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,777,750
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 10.95
12)	Type of Reporting Person (See Instructions) HC

Page 3 of 6 Pages

ITEM 1(a) - NAME OF ISSUER:

Empowerment & Inclusion Capital I Corp.

ITEM 1(b) - ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

340 Madison Avenue

New York, New York 10173

ITEM 2(a) - NAME OF PERSON FILING:

The PNC Financial Services Group, Inc.; and PNC Investment Capital Corp.

ITEM 2(b) - ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The PNC Financial Services Group, Inc. – 300 Fifth Avenue, Pittsburgh, PA 15222-2401

PNC Investment Capital Corp. – 620 Liberty Avenue, Pittsburgh, PA 15222-2401

ITEM 2(c) - CITIZENSHIP:

The PNC Financial Services Group, Inc.—Pennsylvania

PNC Investment Capital Corp.—Delaware

ITEM 2(d) - TITLE OF CLASS OF SECURITIES:

Class A Common

ITEM 2(e) - CUSIP NUMBER:

29248N100

ITEM 3 -	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j) ☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Page 4 of 6 Pages

ITEM 4 - OWNERSHIP:

The following information is as of December 31, 2021:

(a) Amount Beneficially Owned:	3,777,750 shares
(b) Percent of Class:	10.95
(c) Number of shares to which such person has:
(i) sole power to vote or to direct the vote	3,777,750
(ii) shared power to vote or to direct the vote	-0-
(iii) sole power to dispose or to direct the disposition of	3,777,750
(iv) shared power to dispose or to direct the disposition of	-0-

The PNC Financial Services Group, Inc. (“PNC”) owns 3,777,750 shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”) of Empowerment & Inclusion Capital I Corp. (the “Issuer”), which are convertible into shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”) of the Issuer, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-251613) (the “Registration Statement”) and have no expiration date.

Amount beneficially owned excludes 4,062,450 shares of Class A Common Stock issuable upon the exercise of 4,062,450 private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase one shares of Class A Common Stock at a price of $11.50 per share, subject to adjustment, becomes exercisable 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination, or earlier upon redemption or liquidation, as described under the heading “Description of Securities—Redeemable Warrants” in the Registration Statement.

Percent of class is based on an aggregate of 34,500,000 shares of common stock outstanding, consisting of 27,600,000 shares of Class A Common Stock and 6,900,000 shares of Class B Common Stock outstanding as of November 12, 2021, as reported by the Issuer in its quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission for the quarter ended September 30, 2021.

ITEM 5 - OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable.

ITEM 6 - OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not Applicable.

ITEM 7 - IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED

                THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Included is the following subsidiary of The PNC Financial Services Group, Inc.:

PNC Investment Capital Corp. – HC (wholly owned subsidiary of The PNC Financial Services Group, Inc.)

Page 5 of 6 Pages

ITEM 8 - IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable.

ITEM 9 - NOTICE OF DISSOLUTION OF GROUP:

Not Applicable.

ITEM 10 - CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2022
Date

By:	/s/ Gregory H. Kozich
Signature - The PNC Financial Services Group, Inc.
Gregory H. Kozich, Senior Vice President & Controller
Name & Title

February 11, 2022
Date

By:	/s/ Philip M. Dunn
Signature - PNC Investment Capital Corp.
Philip M. Dunn, Senior Vice President
Name & Title

AN AGREEMENT TO FILE A JOINT STATEMENT

IS INCLUDED HEREWITH AS EXHIBIT A